Exhibit 5.01

110 North Elgin Avenue, Suite 200 Tulsa, Oklahoma 74120-1495 Telephone (918) 595-4800 Fax (918) 595-4990 www.gablelaw.com	BOK Park Plaza 499 West Sheridan Avenue, Suite 2200 Oklahoma City, OK 73102 Telephone (405) 235-5500 Fax (405) 235-2875	1100 Louisiana, Suite 5000 Houston, Texas 77002 Telephone: (346) 200-6020

November 24, 2025

OGE Energy Corp.

321 North Harvey

Oklahoma City, Oklahoma 73101

Ladies and Gentlemen:

We have acted as special Oklahoma counsel to OGE Energy Corp., an Oklahoma corporation (the “Company”), in connection with the Underwriting Agreement dated November 20, 2025 (the “Underwriting Agreement”) among the Company, Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC, acting in their capacity as representatives of the several underwriters named therein (in such capacity, the “Underwriters”), Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC, acting in their capacity as forward sellers (in such capacity, the “Forward Sellers”), and Morgan Stanley & Co. LLC and JPMorgan Chase Bank, National Association, New York Branch, acting in their capacity as forward purchasers (in such capacity, the “Forward Purchasers”) under which the Underwriters have severally agreed to purchase from the Company and the Forward Sellers an aggregate of up to 9,226,744 shares (the “Shares”) of the Company’s common stock, par value $0.01 per share, to be offered by the Company (i) to the Underwriters and (ii) through the Forward Purchasers and the Forward Sellers in connection with forward sale agreements, dated November 20, 2025 (the “Forward Sale Agreements” and, together with the Underwriting Agreement, the “Transaction Documents”), between the Company and each of the Forward Purchasers.

As such counsel, we have examined originals or copies of the Transaction Documents, the Registration Statement, the Prospectus, the Company’s Amended and Restated Certificate of Incorporation, the Company’s By-laws, and other records, documents, certificates, memoranda and instruments as in our judgment are necessary or appropriate to enable us to render the opinion expressed below. With your consent, we have relied upon certificates and other assurances of officers of the Company and others as to factual matters without having independently verified such factual matters.

In rendering the opinion expressed below, we have assumed without verification the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents supplied to us as originals, the conformity to the originals of all documents supplied to us as copies and the authenticity of the originals of such copies. We have also assumed that all Shares will be issued and sold in the manner stated in the Registration Statement and the Prospectus.

OGE Energy Corp. November 24, 2025 Page 2

Based upon the foregoing, and subject to the limitations and assumptions set forth herein, we are of the opinion that the Shares, when issued and delivered against payment therefor in accordance with the terms of the Transaction Documents, will be validly issued, fully paid and non-assessable.

We express no opinion other than as to the Oklahoma General Corporation Act, as amended, and we express no opinion as to the effect of the laws of any other jurisdiction.

We consent to your filing this opinion as an exhibit to the Company’s Current Report on Form 8-K being filed on the date hereof and incorporated by reference into the Registration Statement. In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission thereunder. This opinion is expressed as of the date hereof, and we disclaim any undertaking to advise you of any subsequent changes of the facts stated or assumed herein or any subsequent changes in applicable law.

Yours very truly,

/s/ GableGotwals